Rule 424(b)(3)
                                                                   No. 333-37480


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 17, 2001 and the Prospectus Supplement dated November 29, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received an initial commitment is presented as of December 21, 2001, and all references to commitments should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after December 21, 2001, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company has committed to acquire the Heritage Club at Greenwood Village, an American Retirement Corporation assisted living/skilled nursing property located in Greenwood Village, Colorado, a suburb of Denver. The Property, which opened in November 1999, includes 76 assisted living units, 16 units for residents with Alzheimer's and related memory disorders and 88 skilled nursing units. The facility's amenities include a common activities room and dining room, a library and professionally maintained gardens. The Property is less than ten miles from two hospitals and is near shopping and dining areas.

         The Company has also committed to acquire the Holley Court Terrace, an American Retirement Corporation independent living property located in Oak Park, Illinois, a suburb of Chicago. The Property, which opened in May 1992, includes 178 independent living units. The facility's amenities include a common activities room and dining room, and a library. The Property is less than five miles from four hospitals and is near shopping districts.

         In addition, the Company has committed to acquire the Homewood Residence of Coconut Creek, an American Retirement Corporation assisted living property located in Coconut Creek, Florida, approximately 14 miles north of Fort Lauderdale, Florida. The Property, which opened in February 2000, includes 80 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The facility's amenities include a common activities room and dining room, a library and professionally maintained gardens. The Property is within three miles of two hospitals and is near shopping areas and a park.

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on December 1, 2001 and January 1, 2002, payable in
December 2001 and March 2002, respectively, representing an annualized distribution rate of 7.0%.


                                  THE OFFERINGS

GENERAL

         Upon the termination of its Initial Offering on September 18, 2000, the Company had received aggregate subscriptions for 971,898 Shares totalling $9,718,974 in gross proceeds, including 5,046 Shares ($50,463) issued pursuant to the Reinvestment Plan. Following the termination of the Initial Offering, the Company commenced this offering of up to 15,500,000 Shares. As of December 21, 2001, the Company had received aggregate subscriptions for 6,740,831 Shares totalling $67,408,305 in gross proceeds, including 31,073 Shares ($310,733) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of December 21, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling




January 4, 2002                                  Prospectus Dated April 17, 2001
commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $59,700,000. The Company used approximately $26,100,000 of net offering proceeds and $8,100,000 in advances relating to its line of credit to invest approximately $34,200,000 in three assisted living Properties. As of December 21, 2001, the Company had repaid all advances relating to its line of credit and had paid approximately $3,400,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $21,000,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PENDING INVESTMENTS

         As of December 21, 2001, the Company had an initial commitment to acquire three Properties. The three Properties are the Heritage Club at Greenwood Village in Greenwood Village, Colorado, the Holley Court Terrace in Oak Park, Illinois, and the Homewood Residence of Coconut Creek in Coconut Creek, Florida. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. Although the Company has not yet received a commitment from a lender, the Company plans to fund two of these acquisitions with Permanent Financing of approximately $23.6 million. Each of the Properties will be operated and managed by a wholly owned subsidiary of American Retirement Corporation.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the three Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                                         Estimated Purchase      Lease Term and             Minimum Annual
                  Property                      Price           Renewal Options                  Rent             Percentage Rent
-------------------------------------- -------------------- ------------------------  ------------------------- -------------------

Heritage Club at Greenwood Village (1)       $17,865,000    15 years; two five-year   $1,831,201 for the first          (3)
Greenwood Village, CO                                       renewal options           lease year; increases by
(the "Greenwood Village Property")                                                    2% each lease year
Existing retirement facility                                                          thereafter (2)

Holley Court Terrace (4)                     $18,606,000    15 years; two five-year   $1,721,070 for the first          (3)
Oak Park, IL                                                renewal options           lease year; increases by
(the "Oak Park Property")                                                             1% each lease year
Existing retirement facility                                                          thereafter (2)

Homewood Residence of Coconut Creek          $9,562,000     15 years; two five-year   $980,079 for the first            (3)
Coconut Creek, FL                                           renewal options           lease year; increases by
(the "Coconut Creek Property")                                                        2% each lease year
Existing retirement facility                                                          thereafter (2)


--------------------------
FOOTNOTES:


(1) In conjunction with the purchase of the Greenwood Village Property, the Company plans to borrow $10,000,000 from a commercial bank in the form of a mortgage note secured by the Property with an anticipated interest rate of 7.50% per annum.

(2)      Based on estimated purchase price.

(3) Percentage rent will be 10% of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of
         (i) the 36th month of the lease, or (ii) the month in which the occupancy has averaged 93% for the prior 12 months.

(4) The Company will assume the obligations of the current owner of the Oak Park Property under a mortgage note secured by the Property payable to a commercial bank in the principal amount of $13,600,000 with an interest rate of 7.35% per annum. The mortgage note matures in 2037.

         Greenwood Village Property. The Greenwood Village Property, which opened in November 1999, is the Heritage Club located in Greenwood Village, Colorado. The Greenwood Village Property includes 76 assisted living units, 16 units for residents with Alzheimer's and related memory disorders, and 88 skilled nursing units. The facility provides assistance with daily living activities such as bathing, dressing and medication reminders. The Property is located in a suburb of Denver. The number of seniors in the ten-mile area surrounding the Greenwood Village Property is expected to grow by 29% between 2001 and 2006. The Property is less than ten miles from two hospitals and is near shopping and dining areas.

         Oak Park Property. The Oak Park Property, which opened in May 1992, is the Holley Court Terrace located in Oak Park, Illinois. The Oak Park Property includes 178 independent living units. The facility provides meals, activities, transportation services and other amenities. The Property is located in a suburb of Chicago. The number of seniors in the ten-mile area surrounding the Oak Park Property is expected to grow by 17% between 2001 and 2006. The Property is less than five miles from four hospitals and is near shopping districts.

         Coconut Creek Property. The Coconut Creek Property, which opened in February 2000, is the Homewood Residence located in Coconut Creek, Florida. The Coconut Creek Property includes 80 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The facility provides assistance with daily living activities such as bathing, dressing and medication reminders. The Property is located approximately 14 miles north of Fort Lauderdale, Florida. The number of seniors in the ten-mile area surrounding the Coconut Creek Property is expected to grow by 16% between 2001 and 2006. The Property is within three miles of two hospitals and is near shopping areas and a park.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.

                                                                                                         Page
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of September 30, 2001                                          7

     Pro Forma Consolidated Statement of Earnings for the nine months ended September 30, 2001              8

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2000                      9

     Notes to Pro Forma Consolidated Financial Statements for the nine months ended
      September 30, 2001 and the year ended December 31, 2000                                              10


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and subsidiaries (the "Company") include historical results and Pro Forma Adjustments that give effect to (i) the receipt of $40,262,781 in gross offering proceeds from the sale of 4,026,278 additional shares for the period October 1, 2001 through December 21, 2001, assumed borrowings of $23,600,000 under mortgage notes payable, and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of September 30, 2001, to purchase five properties (including three properties expected to be acquired), all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2001 has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on September 30, 2001.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2001 and for the year ended December 31, 2000, include the operating results of the properties described in (ii) above and a property acquired by the Company on April 20, 2000, from (A) the later of (i) the date the properties became operational by the previous owners or (ii) January 1, 2000, to (B) the earlier of (i) the date the properties were acquired by the Company or (ii) the end of the pro forma period presented.

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2001

                                                                                      Pro Forma
                           ASSETS                              Historical            Adjustments             Pro Forma
                                                              -------------          -------------         -------------

Land, buildings and equipment on operating leases, net         $ 14,106,765           $ 69,557,167   (a)    $ 83,663,932
Cash and cash equivalents                                         9,561,570             (6,200,920 )           3,360,650
Restricted cash                                                      27,137                     --                27,137
Receivables                                                           7,386                     --                 7,386
Loan costs, net                                                      39,732                100,000   (a)         139,732
Accrued rental income                                                43,247                     --                43,247
Other assets                                                        706,660               (163,127 ) (a)         543,533
                                                              -------------          -------------         -------------
                                                               $ 24,492,497           $ 63,293,120          $ 87,785,617
                                                              =============          =============         =============


            LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                         $  13,117                $    --             $  13,117
    Due to related parties                                        1,401,885                     --             1,401,885
    Mortgages payable                                                    --             23,600,000   (a)      23,600,000
    Security deposits                                               553,956              2,651,361   (a)       3,205,317
    Rent paid in advance                                             27,314                     --                27,314
                                                              -------------          -------------         -------------
          Total liabilities                                       1,996,272             26,251,361            28,247,633
                                                              -------------          -------------         -------------


Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                          --                     --                    --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                        --                     --                    --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued 2,734,552
       and outstanding 2,729,821 shares; issued 6,760,830
       and outstanding 6,756,099 shares, as adjusted                 27,298                 40,263   (a)          67,561
    Capital in excess of par value                               23,154,278             37,001,496   (a)      60,155,774
    Accumulated distributions in excess of net earnings            (685,351 )                   --              (685,351 )
                                                              -------------          -------------         -------------
          Total stockholders' equity                             22,496,225             37,041,759            59,537,984
                                                              -------------          -------------         -------------
                                                               $ 24,492,497           $ 63,293,120          $ 87,785,617
                                                              =============          =============         =============



See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 2001


                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 1,034,820              $ 5,610,739     (1)     $ 6,645,559
    FF&E reserve income                                      29,830                       --                  29,830
    Interest and other income                                30,812                  (25,520 )   (3)           5,292
                                                        ------------          ---------------           -------------
                                                          1,095,462                5,585,219               6,680,681
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,055                1,306,197     (4)       1,411,252
    General operating and administrative                    286,766                       --                 286,766
    Asset management fees to related party                   62,320                  298,278     (5)         360,598
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (6)              --
    Depreciation and amortization                           335,201                1,505,589     (7)       1,840,790
                                                        ------------          ---------------           -------------
                                                            644,327                3,255,079               3,899,406
                                                        ------------          ---------------           -------------


Net Earnings                                              $ 451,135              $ 2,330,140             $ 2,781,275
                                                        ============          ===============           =============

Earnings Per Share of Common Stock
    (Basic and Diluted) (8)                                $   0.29                                         $   0.56
                                                        ============                                    =============

Weighted Average Number of Shares of Common
    Stock Outstanding (8)                                 1,561,409                                        5,007,558
                                                        ============                                    =============



See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2000

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                   $ 962,000              $ 6,166,165   (1)       $ 7,128,165
    FF&E reserve income                                      19,672                    9,809   (2)            29,481
    Interest income                                         103,058                  (90,959   (3)            12,099
                                                        ------------          ---------------           -------------
                                                          1,084,730                6,085,015               7,169,745
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                367,374                1,817,980   (4)         2,185,354
    General operating and administrative                    340,086                       --                 340,086
    Asset management fees to related party                   55,396                  325,165   (5)           380,561
    Reimbursement of operating expenses from
       related party                                       (213,886 )                213,886   (6)                --
    Depreciation and amortization                           310,982                1,706,642   (7)         2,017,624
                                                        ------------          ---------------           -------------
                                                            859,952                4,063,673               4,923,625
                                                        ------------          ---------------           -------------


Net Earnings                                              $ 224,778              $ 2,021,342             $ 2,246,120
                                                        ============          ===============           =============

Earnings Per Share of Common Stock
    (Basic and Diluted) (8)                                $   0.27                                          $  0.64
                                                        ============                                    =============

Weighted Average Number of Shares of Common
    Stock Outstanding (8)                                   845,833                                        3,519,907
                                                        ============                                    =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Balance Sheet:
----------------------------------------------

(a) Represents gross proceeds of $40,262,781 from the sale of 4,026,278 shares during the period October 1, 2001 through December 21, 2001, assumed borrowings of $23,600,000, the receipt of $2,651,361 from the lessees as security deposits and $6,200,920 of cash and cash equivalents used to acquire five properties (including three properties expected to be acquired) for $66,284,034, to pay anticipated loan costs of $100,000, and to pay miscellaneous acquisition costs of $236,181, acquisition fees of $2,873,825 (4.5% of gross proceeds and anticipated permanent financing), selling commissions of $3,019,708 (7.5% of gross proceeds) and marketing support and due diligence expense reimbursement fees of $201,314 (0.5% of gross proceeds) which have been netted against stockholders' equity. Miscellaneous acquisition costs of $290,351 and acquisition fees of $2,982,782 that relate to the five properties have been capitalized to land, buildings and equipment on operating leases.

Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases for the properties acquired by or that are probable of being acquired by the Company as of December 21, 2001 (the "Pro Forma Property" or "Pro Forma Properties") for the period commencing (A) the later of the (i) the date the Pro Forma Properties became operational by the previous owners or (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Properties were acquired by the Company or (ii) the end of the pro forma period presented. The following presents the actual date the Pro Forma Properties were acquired by (or for the pending acquisitions, became probable of being acquired) by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                                                               Date the Property
                                                                        Date                became Operational as a
                                                              Acquired/Probable by the      Rental Property for Pro
                                                                       Company                   Forma Purposes
                                                              --------------------------    -------------------------

         Brighton Gardens in Orland Park, IL                      April 20, 2000                October 11, 1999
           (the "Orland Park Property")
         Broadway Plaza in Arlington, TX                          November 9, 2001              August 15, 2000
           (the "Arlington Property")
         Homewood Residence in Boca Raton, FL                     November 9, 2001              October 1, 2000
           (the "Boca Raton Property")
         Heritage Club in Greenwood Village, CO                   December 21, 2001             January 1, 2000
           (the "Greenwood Village Property")
         Holley Court Terrace in Oak Park, IL                     December 21, 2001             January 1, 2000
           (the "Oak Park Property")
         Homewood Residence in Coconut Creek, FL                  December 21, 2001             February 1, 2000
           (the "Coconut Creek Property")

         The leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the properties.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(2) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Orland Park Property (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income was earned at approximately $2,500 to $3,300 per month.

(3) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the period commencing (A) the later of (i) the date the Pro Forma Properties became operational by the previous owners or (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Properties were acquired by the Company or (ii) the end of the pro forma period presented, as described in Note (1). The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately three to five percent per annum by the Company during the nine months ended September 30, 2001 and the year ended December 31, 2000.

(4) Represents adjustment to interest expense incurred at a rate of 8.75% per annum in connection with the borrowings from the line of credit of $8,100,000 from January 1, 2000 to the date the Orland Park Property was acquired by the Company, 7.5% per annum in connection with the assumed borrowings from a mortgage note payable of $10,000,000 related to the Greenwood Village Property from January 1, 2000 to the end of the pro forma period presented and 7.35% per annum in connection with the assumed borrowings from a mortgage note payable of $13,600,000 related to the Oak Park Property from January 1, 2000 to the end of the pro forma period presented.

(5) Represents increase in asset management fees relating to the Pro Forma Properties for the period commencing (A) the later of (i) the date the Pro Forma Properties became operational by the previous owners or (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Properties were acquired by the Company or (ii) the end of the pro forma period presented, as described in Note (1). Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(6) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Years ended June 30, 2001 and June 30, 2000, the Company's operating expenses exceeded the Expense Cap by $145,015 and $213,886, respectively.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the period commencing (A) the later of (i) the date the Pro Forma Properties became operational by the previous owners or (ii) January 1, 2000, to
         (B) the earlier of (i) the date the Pro Forma Properties were acquired by the Company or (ii) the end of the pro forma period presented, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the nine months ended September 30, 2001 and the year ended December 31, 2000.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(7) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $55,917 and $100,000, related to the Orland Park Property and the Greenwood Village Property, respectively, amortized under the straight-line method (which approximates the effective interest method) over a period of five years commencing (A) the later of (i) the date the Pro Forma Properties became operational by the previous owners or
         (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Properties were acquired by the Company or (ii) the end of the pro forma period presented.

(8) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the nine months ended September 30, 2001 and the year ended December 31, 2000. As a result of receipt of gross proceeds from the sale of shares during the period October 1, 2001 through December 21, 2001 as described in Note (a) above, which were used to acquire the Pro Forma Properties described in Note (a) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the nine months ended September 30, 2001.

         In addition, for the year ended December 31, 2000, pro forma earnings per share were calculated based on the historical weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares through December 21, 2001 necessary to fund the cost of the acquired properties and pending acquisitions described in (a) as of the pro forma acquisition date described in Note (1).

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                      OF PROPERTIES ACQUIRED FROM INCEPTION
                            THROUGH DECEMBER 21, 2001
                FOR THE YEAR ENDED DECEMBER 31, 2000 (UNAUDITED)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Properties acquired or expected to be acquired by the Company as of December 21, 2001. The statement presents unaudited estimated taxable operating results for the Properties as if they had been acquired and operational on January 1, 2000 through December 31, 2000. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                               Brighton Gardens by Marriott                             Homewood Residence        Heritage Club
                                       Orland Park           Broadway Plaza Arlington      Boca Raton          Greenwood Village
                               ---------------------------- -------------------------  -------------------- -----------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                      $1,350,268                   $1,084,322             $ 991,380               $1,831,201

FF&E Reserve Income (2)                    29,481                           --                    --                       --

Asset Management Fees (3)                 (83,093 )                    (63,472  )            (58,032                 (107,192  )

Interest Expense (4)                     (708,750 )                         --                    --                 (750,000  )

General and Administrative
    Expenses (5)                         (110,422 )                    (86,746  )            (79,310                 (146,496  )
                                     -------------              ---------------         -------------           --------------

Estimated Cash Available from
    Operations                            477,484                      934,104               854,038                  827,513

Depreciation  and Amortization
    Expense (6) (7)                      (453,421 )                   (319,900  )           (295,930                 (566,668  )
                                     -------------              ---------------         -------------           --------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                       $ 24,063                    $ 614,204             $ 558,108                $ 258,181  )
                                     =============              ===============         =============           ==============


                                  See Footnotes

                                              Holley Court Terrace             Homewood Residence
                                                    Oak Park                      Coconut Creek                    Total
                                           ----------------------------    ----------------------------       -----------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                                 $ 1,721,070                       $980,079                    $7,958,320

FF&E Reserve Income (2)                                    --                             --                        29,481

Asset Management Fees (3)                            (111,637  )                     (57,370 )                    (480,796  )

Interest Expense (4)                                 (999,600  )                          --                    (2,458,350  )

General and Administrative
    Expenses (5)                                     (137,686  )                     (78,406 )                    (639,066  )
                                               ---------------                ---------------               ---------------

Estimated Cash Available from
    Operations                                        472,147                        844,303                     4,409,589

Depreciation  and Amortization
    Expense (6) (7)                                  (569,332  )                    (292,617 )                  (2,497,868  )
                                               ---------------                ---------------               ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                  $ (97,185  )                    $551,686                    $1,909,057
                                               ===============                ===============               ===============

                                  See Footnotes


FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) Reserve funds will be used for the replacement and renewal of furniture, fixtures and equipment related to the Orland Park Property ("FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with the funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income will be earned at 1% of gross receipts for lease years one through four and has been estimated based on projected gross revenues.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(4) In conjunction with the purchase of the Orland Park Property, the Company borrowed $8,100,000 on its line of credit at a borrowing rate of 8.75%. In addition, the Company is expected to assume a mortgage note secured by the Oak Park Property in the principal amount of $13,600,000 with an interest rate of 7.35% per annum. In conjunction with the purchase of the Greenwood Village Property, the Company is expected to borrow $10,000,000 on a mortgage payable with a borrowing rate of 7.50%.

(5) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(6)      The federal tax basis of the  depreciable  portion of each property and
         the  number  of  years  the  assets  have  been   depreciated   on  the
         straight-line method are as follows:

                                                                Furniture and
                                          Buildings                Fixtures
                                         (39 years)              (5-15 years)
                                        -------------         -----------------

         Orland Park Property             $11,533,074              $1,025,630
         Arlington Property                 9,128,316                 600,882
         Boca Raton Property                8,459,208                 553,188
         Greenwood Village Property        15,571,271               1,031,831
         Oak Park Property                 16,216,844               1,074,610
         Coconut Creek Property             8,334,884                 552,312

(7) Loan costs of $155,917 have been amortized under the straight-line method over a period of five years.